

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2012

Via E-mail
Ms. Rebecca Kyllo, President, Chief Executive Officer and Director
1017 5th Street SE
High River, Alberta, T1V 1J2

>   **Re: Skookum Safety Solutions Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed February 1, 2012**
>   **File No. 333-178464**

Dear Ms. Kyllo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A, filed February 1, 2012

Risk Factors

"If our shares are quoted on the over-the-counter bulletin board…", page 11

1. We note your revised disclosure in response to comment six of our letter dated January 10, 2012. Please further revise your disclosure to clarify that it is the company's obligation to remain current in its reporting obligation because it is a reporting company upon effectiveness of its registration statement, rather than simply for your shares to be eligible for quotation on the over-the-counter bulletin board.

2. We note your response to comment 7. Please revise your risk factor "Because purchasers in this offering will experience immediate and substantial dilution …" to indicate that new investors will experience dilution of approximately $.064 per share.

Use of Proceeds, page 12

3. We note your response to comment eight of our letter dated January 10, 2012 and we partially reissue the comment. Please clearly disclose that the company will not be using any proceeds to pay the chief executive officer.

Description of Business, page 18

4. We note your revised disclosure in response to comment 12 of our letter dated January 10, 2012 and we partially reissue the comment. As we note that you are "in the process of seeking developing the product design, seeking manufacturers and planning marketing strategies" we again ask that you revise to disclosure whether you have had any discussions with any third parties regarding these activities.

5. We note your revised disclosure in response to comment 16 of our letter dated January 10, 2012 regarding FDA regulation of in-crib products. However, we are unable to access the given website. Please revise accordingly. We may have further comment.

Market for Common Equity and Related Stockholder Matters, page 27

6. We note your revised disclosure and your response to comment 11 of our letter dated January 10, 2012 and we reissue the comment. Please clarify your number of shareholders of record. In this regard, we note you state that you have one shareholder of record on page 28.

Management's Discussion and Analysis, page 30

Sales and Distribution Strategy, page 31

7. We note your revised disclosure regarding comment 23 of our letter dated January 10, 2012 and we partially reissue the comment. Please revise to clarify whether you plan to address the conference information within the next 12 months and if you do not, please state this is the case. Currently, the conferences are addressed in the milestone list but merely include a cross reference to the original discussion. Please clarify.

Liquidity and Capital Resources, page 33

8. We reissue comment 24 of our letter dated January 10, 2012. Please revise to clarify the prepaid expenses and the accrued expenses noted in this discussion.

Ms. Rebecca Kyllo
President, Chief Executive Officer and Director
Skookum Safety Solutions Corp
February 16, 2012
Page 3

<u>Part II</u>

<u>Undertakings, page 41</u>

9. It is unclear why you do not include the undertakings outlined by Items 512(a)(5) and (a)(6). Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3536 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director